TREND MINING COMPANY
                            5439 South Prince Street
                            Littleton, Colorado 80120
                              Phone: (303) 798-7363
                               Fax: (303) 798-7374
                                October 21, 2005

Via Facsimile
-------------
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
Attn: Carmen Moncada-Terry

Re:  Trend Mining Company (the "Company")
     Registration Statement on Form SB-2, Filed April 19, 2005
     Commission File No. 333-124144
     ------------------------------

Ladies and Gentlemen:

     Pursuant to Rule 461 of the Securities Act of 1933, as amended, the undersigned registrant under the above-referenced registration statement hereby requests acceleration of the effective date of the registration statement to October 24, 2005, at 5:00 p.m., New York time, or as soon as practicable thereafter.

     To facilitate the acceleration of the effective date of the registration statement, the Company, pursuant to a letter from the Securities and Exchange Commission (the "Commission") dated October 19, 2005, acknowledges that:

     o should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

     o the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

     o the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Trend Mining Company
October 21, 2005
Page 2


     Please notify the undersigned or Uri Doron, Esq. by phone at (212) 704-6027 or by fax at (212) 704-5928 of the date and time that the registration statement has been declared effective.

                                            Very truly yours,

                                            TREND MINING COMPANY


                                            By: /s/ Thomas A. Loucks
                                                ------------------------------
                                                Name:  Thomas A. Loucks
                                                Title: President